EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below are as follows:

	Year Ended December 31
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$27,781	$24,256	$26,924	$27,989	$16,983
Plus interest expense	13,854	13,222	13,503	14,322	16,501

Earnings including interest on deposits	41,635	37,478	40,427	42,311	33,484
Less interest on deposits	5,559	5,257	5,672	6,206	8,346

Earnings excluding interest on deposits	$36,076	$32,221	$34,755	$36,105	$25,138

Fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits and capitalized interest	$13,854	$13,222	$13,503	$14,322	$16,501
Less interest on deposits	5,559	5,257	5,672	6,206	8,346

Excluding interest on deposits	$8,295	$7,965	$7,831	$8,116	$8,155

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits	3.01	2.83	2.99	2.95	2.03
Excluding interest on deposits	4.35	4.05	4.44	4.45	3.08

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